UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Angel Oak Financial Strategies Income Term Trust

2.	Name of Person Relying on Exemption: Trevor Montano

3.	Address of Person Relying on the Exemption: C/O West Potomac Capital, LLC 4250 Fairfax Dr. Ste 600 Arlington, VA 22203

4.	Written Material. The following written materials are attached: Press Release, dated August 26, 2025.

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Trevor Montano is not asking for your proxy card and will not accept proxy cards if sent. Trevor Montano does not beneficially own more than $5 million of the common shares of FINS and therefore this notice is being provided on a voluntary basis. The cost of this filing is being borne entirely by Trevor Montano.

PLEASE NOTE: Trevor Montano is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send him your proxy card.

(Written material follows on next page)

Concerned Investor Issues Letter to Angel Oak Financial Strategies Income Term Trust (FINS) Shareholders Regarding the Need to Vote AGAINST a New Investment Advisory Agreement at Special Meeting

Announces intent to vote AGAINST a new investment advisory agreement with incumbent investment adviser Angel Oak Capital Advisors, LLC

FINS share price has declined by over 35% since inception (2019) and adviser Angel Oak Capital Advisors, LLC should be held accountable

WASHINGTON, Aug. 26, 2025 /PRNewswire/ -- Trevor Montano (“Mr. Montano” or “I”) today issued the letter below to shareholders of Angel Oak Financial Strategies Income Term Trust (NYSE: FINS) (“FINS” or the “Fund”) outlining the reasons why shareholders should join Mr. Montano (a shareholder) in voting AGAINST a new investment advisory agreement with adviser Angel Oak Capital Advisors, LLC (“Angel Oak”) at the upcoming Special Meeting of Shareholders (the “Special Meeting”). Angel Oak’s decisions have led to poor investment performance on an absolute and relative basis, and Angel Oak should be held accountable.

Dear Fellow FINS Shareholders -

Just two months ago, shareholders voted for change at the 2025 FINS Annual Meeting and DID NOT APPOROVE an identical new investment advisory agreement to the one before shareholders at the upcoming Special Meeting. Additionally, two incumbent Trustees recommended by the Board of Trustees (“Board”), Keith M. Schappert and Andrea N. Mullins each received only 36%1 of the outstanding share vote at the Annual Meeting and were not duly elected to serve (majority requirement). However, FINS permits them to remain as Trustees until their replacement(s) are duly elected.  These Trustees represent half of the independent Trustees on the Board, and they are supporting the new investment advisory agreement despite their unelected status and recommendations I shared with the Board to hold another Trustee election to allow the shareholders to properly elect independent Trustees. A web of governance provisions and Board actions have led to Trustee and Angel Oak entrenchment and a trampling of shareholder rights. The lack of accountability at both the Board and Angel Oak has led to poor financial performance on both an absolute basis and relative to peer closed-end funds.

I am voting AGAINST the new investment advisory agreement and AGAINST any potential adjournment of the Special Meeting and encourage all shareholders to join me.

I am voting AGAINST the new investment advisory agreement primarily for the following reasons:

1.	The Board has a fiduciary responsibility to engage the best investment advisor for FINS at competitive investment advisory fees – it appears the Board, with the same four independent Trustees since inception, has never run a competitive selection process for the FINS investment advisor. Additionally, given the outcome of the Trustee election at the Annual Meeting, only two of six Trustees are both independent and duly elected by shareholders. How can shareholders trust that the Board is acting in their best interest, identifying the best investment adviser for FINS, when two-thirds of the Board is either unelected or an employee of Angel Oak?

2.	FINS poor financial performance under Angel Oak – Angel Oak has been the investment adviser to FINS since inception, while the share price is down over 35%[2] since inception. Additionally, shareholders have not been able to realize the full Net Asset Value (“NAV”) of their shares in over 5 years since February 27, 2020, as the shares have traded at a discount to NAV every day since, with a median discount of 9.4%[3].

FINS has also underperformed on total shareholder returns relative to a group of peer closed-end funds, especially over 3- and 5-years where FINS has significantly underperformed (see table below). Additionally, FINS traded at a discount to NAV that was more than double the peer closed-end fund median discount to NAV as of June 30, 2025.

1

FINS Closed-End Fund Peer Performance Analysis (June 30, 2025)4

	Annualized Total Shareholder Returns (%)			Discount to NAV (%)
	1 year	3 year	5 year
FINS Peers – NAV	10.23	8.38	5.84
FINS Peers – Market Price	15.17	10.59	5.76	(2.59)

FINS – NAV	10.11	3.38	2.39
FINS – Market Price	15.85	6.05	3.68	(5.87)

FINS vs. Peers – NAV	(0.12)	(5.00)	(3.45)
FINS vs. Peers – Market Price	0.69	(4.54)	(2.08)

3.	Angel Oak enrichment at expense of shareholders – FINS has paid Angel Oak more in investment advisory fees than cumulative net income generated for shareholders over the past 3- and 5- fiscal years, respectively.

FINS Cumulative Advisory Fees Paid and Net Income

($MM)	FY 2023-2025	FY 2021-2025
FINS Investment Advisory Fees Paid[5]	$20.0	$30.6
FINS Cumulative Net Income[5]	$9.0	$23.1

Additionally, Angel Oak is compensated based on managed assets and receives more fees when FINS has higher levels of financial leverage. I believe Angel Oak has inappropriately maintained FINS financial leverage through the interest rate cycle and yield curve inversions to enrich themselves, at the expense of shareholders.

4.	Anti-shareholder actions by the Board and Angel Oak – I contend that the Board has been acting in the best interest of Angel Oak for some time, not in the best interests of shareholders. Numerous entrenchment governance provisions including the staggered board structure, unitary board, majority vote requirement without a plurality carveout for contested elections and lack of a resignation requirement for incumbent Trustees that are not elected seek to silence shareholders and prevent us from exercising our rights. The Board’s decision not to hold a Trustee election at the Special Meeting but instead permit unelected Trustees to recommend Angel Oak receive a new investment advisory agreement is another example of such actions.

Sincerely,

Trevor Montano

Concerned investor and advocate for FINS Shareholders

About Trevor Montano

Trevor Montano is a private investor focused on financial services, business services, financial technology and energy companies. He formerly served as the Chief Investment Officer at the U.S. Department of the Treasury and has 25 years of experience investing in, structuring, and underwriting, U.S. Bank capital instruments including subordinated debt, convertible debt, trust preferred securities, preferred shares and other forms of debt and equity regulatory capital securities. He is also a member of the Board of Directors at Blue Ridge Bancshares.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  DO NOT SEND MR. MONTANO YOUR PROXY CARD. MR. MONTANO IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. HE IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

1 Per 2025 Annual Meeting certified results (LINK)

2 FINS inception 5/29/2019 (market price $20.00/share) through June 30, 2025 (market price $12.98/share)

3 Median FINS market price discount to NAV February 27, 2020 through June 30, 2025

4 Source: FINS and peer closed-end fund fact sheets as of June 30, 2025. FINS closed-end fund peers identified by Mr. Montano are tickers: FPF, LDP, JPI and NPFD. Figures may not compute exactly due to rounding.

5 Source: S&P Capital IQ Pro and FINS annual reports (2021-2025).

Contact:

West Potomac Capital LLC

info@westpotomaccap.com

2